SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

SilverBow Resources, Inc.

(Name of Registrant as Specified In Its Charter)

Kimmeridge Energy Management Company, LLC

KEF Investments, LP

KEF Fund V Investments, LP

Benjamin Dell

Alexander Inkster

Neda Jafar

Denis Laloy

Noam Lockshin

Henry Makansi

Neil McMahon

Douglas E. Brooks

Carrie M. Fox

Katherine L. Minyard

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [ ], 2024

SilverBow Resources, Inc.

__________________________

PROXY STATEMENT

OF

Kimmeridge Energy Management Company, LLC

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Kimmeridge Energy Management Company, LLC and certain of its affiliates (as identified on Annex I, together, “Kimmeridge”, “we” or “us”) and the nominees named in Proposal 1 (“Shareholder Nominees” and, together with Kimmeridge, the “Participants”) in connection with the solicitation of proxies from the shareholders of SilverBow Resources, Inc., a Delaware corporation (“SBOW” or the “Company”). This Proxy Statement and GOLD proxy card are first being mailed or given to the Company’s shareholders on or about [•], 2024.

We are SBOW shareholders and we are seeking your support to revamp and refresh SBOW’s Board of Directors (the “Board”). Over the course of our time as shareholders, we have become increasingly concerned that the Board and senior management are no longer aligned with shareholders’ views with respect to the strategic direction and operational execution of the Company. SBOW’s industry, and the Eagle Ford area in particular, is at an important inflection point, and we believe it is essential to introduce new, independent, deeply-informed perspectives on the Board to pursue these unique strategic opportunities and ultimately maximize value for all SBOW shareholders. That is why we have nominated three highly-qualified and independent nominees who will bring fresh perspectives and experience in the area of our concerns to a Board that, in our view, is in dire need of them. In contrast to widely accepted governance practices, the Board is currently staggered so that shareholders are only able to vote for one-third of the Board at the Annual Meeting.

It is clear to us that this Board needs new directors with fresh, independent perspectives who bring to bear a wealth of relevant experience, demonstrated track records of shareholder value creation and a strong commitment to best-in-class governance and sustainability. This is, in our view, the path to not only unlocking dormant shareholder value, but also creating more of it to establish a long-term foundation for success in which all SBOW shareholders can participate.

We therefore ask that you vote to elect all three Shareholder Nominees – by voting “FOR” all of the Shareholder Nominees on the GOLD proxy card.

You will have the opportunity to vote with respect to the proposals below (each, a “Proposal” and, collectively, the “Proposals”) at SBOW’s 2024 annual meeting of shareholders (the “Annual Meeting”), to be held on May 21, 2024 at 10 a.m. (Central Time), at the Conference Center at 960 Memorial City Way, Houston, Texas 77024:

Proposal		Our Recommendation

1.	To elect the three Shareholder Nominees—Douglas E. Brooks, Carrie M. Fox and Katherine L. Minyard—as Class II directors, each to hold office until the annual meeting of shareholders to be held in 2027 and until their respective successors are duly elected and qualified.	FOR all of the Shareholder Nominees

2.	To approve on a nonbinding advisory basis, the compensation of the Company’s named executive officers.	AGAINST

3.	To approve the Fourth Amendment to the Company’s 2016 Equity Incentive Plan.	NO RECOMMENDATION

4.	To ratify the selection of BDO USA, LLP as the Company’s independent auditor for the fiscal year ending December 31, 2024.	FOR

5.	To approve an amendment to the Company’s Certificate of Incorporation to declassify the Board and provide for the annual election of all directors.	FOR

6.	To approve an amendment to the Company’s Certificate of Incorporation to adopt a majority voting standard in uncontested elections of directors.	FOR

7.	To approve an amendment to the Company’s Certificate of Incorporation to eliminate supermajority voting provisions.	FOR

To conduct such other business as may properly be presented during the Annual Meeting or at any and all adjournments or postponements thereof.

Through this Proxy Statement and the enclosed GOLD proxy card, we are soliciting proxies to elect the three Shareholder Nominees named herein to serve as directors until the 2027 annual meeting of shareholders, or until their respective successors have been elected and qualified. SBOW has nominated its own set of directors for re-election at the Annual Meeting. Even if all of the Shareholder Nominees are elected, because the Shareholder Nominees would only represent a minority of the members of the Board, there can be no assurance that they would be able to implement the actions that they believe are necessary to enhance the Company’s shareholder value without the support of the other members of the Board. The names, backgrounds and qualifications of the Company’s nominees (the “Incumbent Company Directors”) and other information about them can be found in the Company’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2024 (the “Company’s Proxy Statement”).

Shareholders are permitted to vote for any combination (up to three total) of the Shareholder Nominees and the Incumbent Company Directors on the GOLD proxy card. We oppose the election of the Incumbent Company Directors to the Board for reasons that are described in this Proxy Statement, and therefore urge all shareholders to vote “FOR” all of the Shareholder Nominees and to “WITHHOLD” on all of the Incumbent Company Directors.

Except as set forth in this Proxy Statement, we are not aware of any other matters to be considered at the Annual Meeting. However, if we learn of any other proposals made at a reasonable time before the Annual Meeting, we will either supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the GOLD proxy card solicited by the Participants will vote such proxies in their discretion with respect to such matters, subject to applicable law.

The Company has set the date for determining shareholders entitled to notice of and to vote at the Annual Meeting as March 22, 2024 (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 25,523,808 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding according to the Company’s Proxy Statement. As of the Record Date, the Participants beneficially owned 3,281,356 shares of Common Stock in the aggregate, as further described on Annex I.

Shareholders can vote for up to all three Shareholder Nominees on the enclosed GOLD proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Additional Information

We urge you to use our enclosed GOLD proxy card to vote via the Internet or phone by following the instructions on the GOLD proxy card. Your vote is important, and we are encouraging shareholders to submit their proxies electronically, if possible. Alternatively, if you do not have access to the Internet or a touch-tone phone, please sign, date and return the GOLD proxy card in the postage-paid envelope provided. Please vote “FOR” all of the Shareholder Nominees for election to the Board and “WITHHOLD” on all Incumbent Company Directors with respect to Proposal 1, “AGAINST” Proposal 2, “FOR” Proposal 4, “FOR” Proposal 5, “FOR” Proposal 6 and “FOR” Proposal 7. We make no recommendation with respect to Proposal 3.

2

This Proxy Solicitation is being made by Kimmeridge and the Shareholder Nominees, and not on behalf of the Board or management of the Company or any other third party.

If you have already voted using the Company’s white proxy card, you have every right to change your vote by using the enclosed GOLD proxy card to vote again by phone or the Internet by following the instructions on the GOLD proxy card. Alternatively, you may sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

We urge you to use the enclosed GOLD proxy card to vote “FOR” each of the three Shareholder Nominees, “WITHHOLD” on all of the Incumbent Company Directors. We recommend that you disregard and not return any white proxy cards that you may receive from the Company.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section of this Proxy Statement.

We urge you to promptly sign, date and return your GOLD proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor

New York, New York 10018

SHAREHOLDERS CALL:

(212) 257-1311 or

(888) 368-0379 (toll free)

info@saratogaproxy.com

3

BACKGROUND OF AND REASONS FOR THIS PROXY SOLICITATION

Who we are: We are a direct operator with substantial industry experience across the energy space. Our firm is differentiated by its direct investment approach, deep technical knowledge, active portfolio management, proven sustainability track record and proprietary research and data gathering.

Our team comprises investment professionals with deep sector expertise and prior career experience spanning geological exploration and analysis, owning and operating US exploration and production companies, research analysis and investing and energy investment banking. We have a track record of partnering with management teams to drive value creation. At the same time, we are shareholders who believe that boards and management teams of underperforming public companies must be held accountable.

What we believe: Like other shareholders, we invested in SBOW because we believe the Company owns and operates premier oil and gas assets that are materially undervalued. We believe that SBOW could, if set on the right path, be one of the largest and most valuable pure-play Eagle Ford shale operators with: enhanced durable scale; a low-cost, high-margin production base; a strong and flexible balance sheet; and a clear path to delivering material and compelling, sustainable shareholder returns.

On the governance front, SBOW leaves much to be desired, beginning with a staggered Board construct that insulates its directors from being held accountable to shareholders on an annual basis. We believe that annual elections of all board members are vital to provide shareholders with a consistent and enforceable accountability mechanism to combat entrenchment. Not content with “merely” having its directors insulated from annual elections, this Board decided to entrench itself further through the implementation and subsequent unilateral adoption and extension of a ‘poison pill’. We believe that this Board has lost sight of what is important to shareholders and stakeholders—the creation and realization of value and responsible stewardship of shareholders’ capital. That the Board is now, reactively and in the face of our engagement, offering up a staggered declassification proposal that would not see all directors up for election until 2027 does not change this reality. The Board could have chosen to destagger immediately, with all directors up for election next year. Instead, it has chosen to delay another three years, which, in light of the Company’s poor governance history, is unfortunately not surprising.

Why change is needed: Over the course of our time as Company shareholders we have become increasingly concerned that the Board and senior management are no longer aligned with shareholders with respect to the strategic direction and operational execution of the Company. SBOW’s industry, and the Eagle Ford area in particular, are at an important inflection point, and we believe it is essential to introduce new, independent, deeply-informed perspectives on the Board to pursue strategic opportunities and ultimately maximize value for all SBOW shareholders.

That is why we have nominated three highly-qualified and independent nominees who will bring fresh perspectives and actual experience in the areas of our concerns to a Board that, in our view, is in dire need of them.

4

The Kimmeridge Offer: The Shareholder Nominees are being nominated in the context of what has been, in our view, the Board’s continued failure to act in the best interests of shareholders. Kimmeridge has spent significant time attempting to support the growth of SBOW. As SBOW stated on February 21, 2024, Mr. Dell (as defined below) presented to the Board on what the Company could do to address its current underperformance. In this meeting, Mr. Dell discussed the Company’s need for scale and proposed eight potential transactions that SBOW could pursue to unlock value, one of which was a potential combination with Kimmeridge Texas Gas (“KTG”) and an associated capital injection. In the meeting, Mr Dell was directly asked by a Board member whether Kimmeridge would be willing to put such an idea in writing, to which Mr. Dell responded in the affirmative. On February 26, 2024, SBOW CEO Sean Woolverton called Mr. Dell to thank him for the meeting, to confirm that the Board was “open to proposals” and that SBOW would like Kimmeridge to send a formal proposal with confirmation of financing. Per the Company’s request, on March 13, 2024, Kimmeridge submitted a formal proposal (the “Kimmeridge Offer”) to the Company, which provided financing confirmation, and indicated its willingness to share additional information. In response, SBOW ignored the Kimmeridge Offer for fifteen (15) days, during which time it did not contact or seek to engage with Kimmeridge, and after which SBOW summarily rejected the Kimmeridge Offer, while simultaneously requesting additional information to evaluate the offer it had just claimed to have evaluated and rejected.

Under the terms of the Kimmeridge Offer, we would contribute the KTG assets to SBOW in exchange for 32.4 million shares priced at $34 per share, a premium of 21% over the 30-day volume-weighted average price of $28.12 (as of March 11, 2024). In addition, we would inject $500 million of fresh equity capital at the same price of $34 per share, in exchange for 14.7 million shares.1 Kimmeridge has sufficient capital to fully finance the equity investment of $500 million and intends to use those funds to pay down SBOW’s existing long term debt obligations. We have received highly confident letters from Barclays, RBC Capital Markets and other lenders with respect to the debt consideration required to facilitate the proposed transaction.

The opportunity to participate in the value creation of a new company that is more accountable to shareholders with enhanced scale, financial flexibility and operational synergies is one we believe all SBOW shareholders will benefit from and support. It is noteworthy that Kimmeridge has a demonstrated history of partnering with management teams across the oil and gas sector to enhance profitability, establish best-in-class sustainability and corporate governance programs and align with shareholder interests. As part of these efforts, Kimmeridge has developed extensive experience in supporting the consolidation of smaller, disaggregated assets at attractive entry points. Kimmeridge has also put this theory into practice, taking a leadership role through the bankruptcy of Extraction Oil and Gas, Inc. and mergers with two other DJ Basin players, Bonanza Creek and Crestone Peak, to form Civitas Resources (NYSE: CIVI), Colorado’s first carbon-neutral energy producer. Kimmeridge saw a need to consolidate a high-quality play and install the right leadership to develop one of the most forward-thinking, high-quality E&Ps in the small to mid cap space.

For the avoidance of doubt, we do not believe that the Kimmeridge Offer is the only viable option for the Company, as we previously highlighted in our presentation to the Board, and the Shareholder Nominees are not associated with the Kimmeridge Offer. Rather, they are highly skilled independent directors, with a commitment to executing their fiduciary duties on behalf of all shareholders, not job preservation, who can evaluate all proposals on a comparable basis and make decisions that are in the best interests of all shareholders.

What we shareholders can do now: We believe change at the Board level to be necessary and that the best available option for unlocking value and righting the ship is to give shareholders the opportunity to elect our slate of independent and highly-qualified director candidates. This will have the effect of replacing a minority of the Board with three experienced industry professionals who we anticipate will think and act on behalf of all shareholders. Their refreshed perspectives and relevant experience will be valuable to the Board as it considers all paths toward a future that benefits all shareholders.

We believe that the Shareholder Nominees would work with the incumbent directors to catalyze change in the Board’s oversight of management, making it clear that shareholders will no longer acquiesce and accept sub-par performance and archaic governance standards when the underlying assets have significant potential to create sustainable value and returns.

SBOW shareholders deserve capable, open-minded and highly-qualified independent directors, such as the Shareholder Nominees, who have the relevant experience and desire to explore every opportunity to unlock shareholder value for all shareholders.

A list of the Shareholder Nominees, along with an overview of their extensive relevant industry experiences and qualifications, are set out below. Additional information about the Shareholder Nominees is set forth in Proposal 1.

__________________

1 See DFAN14A filed with the SEC on March 13, 2024 for further details regarding the Kimmeridge Offer.

5

The Highly-Qualified And Independent Shareholder Nominees:

The Shareholder Nominees are independent of Kimmeridge and will work for the benefit of all shareholders. As a commitment to their alignment with shareholders, the Shareholder Nominees intend to invest any after-tax proceeds received, in connection with their agreement to serve as a Shareholder Nominee, to purchase shares of the Company if they are elected to the Board.

Douglas E. Brooks

Doug has extensive board, industry and leadership experience across a variety of large companies in the exploration and production industry. He served as the CEO of Oasis Petroleum Inc., President and CEO of Energy XXI Gulf Coast Inc., President and CEO of Yates Petroleum Corporation and President and CEO of Aurora Oil and Gas Ltd. He was specifically recruited to these enterprises to successfully reshape their strategy, governance and business practices, which are in alignment with the needs of SBOW. He currently serves as a board member of Chord Energy, a hydrocarbon exploration and hydraulic fracturing company, since 2020, and has previously served on the boards of Oasis Petroleum Inc., California Resources Corporation and Chaparral Energy Inc. He spent the first decades of his career at Marathon Oil Company, an independent energy company, including as Director of upstream mergers and acquisitions and business development for the Western Hemisphere.

Carrie M. Fox

Carrie has substantial public company board, financial accounting and executive and management experience in the oil and gas industry. She currently serves as a board member of Civitas Resources and Aera Energy LLC, the largest privately held exploration and production company in California. She previously served as a director at Rice Acquisition Corporation II and Elk Hills Power, LLC. Carrie founded Cygnet Resources in 2020 and served as Vice President of Business Development for California Resources Corporation prior to that. She also served in multiple positions at Occidental Petroleum and as Manager of California State Government Affairs.

Katherine L. Minyard

Katherine has extensive public company board experience and experience in leadership positions overseeing and analyzing energy sector investments, including those in US integrated oils, major exploration and production companies, refiners and Canadian oil producers. She previously served as an independent director at Ovintiv Inc. and as Investment Principal and Partner at Cambiar Investors, covering international equities in the metals and mining, industrials, basic materials, energy and utilities sectors. She served as the lead analyst at J.P. Morgan working on sell-side equity research covering US integrated oils, major exploration and production companies, refiners, and Canadian oil producers.

Vote For Change

We ask that you vote for change — by voting “FOR” all of the Shareholder Nominees and “WITHHOLD” on all of the Incumbent Company Directors on the GOLD proxy card — to help re-direct SBOW onto a path of profitability that establishes a foundation for long-term success to the benefit of all SBOW shareholders.

6

PROPOSAL 1: ELECTION OF DIRECTORS

The Board currently consists of nine directors, who are divided into three classes, designated as Class I, Class II and Class III. Although Kimmeridge believes that a classified Board structure insulates directors from shareholder accountability and we support immediately declassifying the Board, if elected, each of the Shareholder Nominees will, under the Company’s current classified construct, serve a three-year term as members of Class II until the 2027 annual meeting of shareholders and until their successors have been duly elected and qualified.

If successful in our proxy solicitation, the Board will be composed of the three Shareholder Nominees — Douglas E. Brooks, Carrie M. Fox and Katherine L. Minyard — and six incumbent Company directors. If elected, each of the Shareholder Nominees and such incumbent Company directors will serve their respective class terms and until their successors have been duly elected and qualified. There is no assurance that any incumbent director will serve as a director if one or more of the Shareholder Nominees are elected to the Board. Even if all three of the Shareholder Nominees are elected, the Shareholder Nominees will represent a minority of the members of the Board, and therefore, there can be no assurance that they can implement the actions that they believe are necessary to enhance shareholder value without the support of the other members of the Board.

Each of the Shareholder Nominees has agreed to being named as a nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board if elected. The ages and other information of the Shareholder Nominees shown below are as of the date of the filing of this Proxy Statement.

You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the Incumbent Company Directors. The Company’s Proxy Statement and form of proxy distributed by the Company are available free of charge on the SEC’s website at www.sec.gov.

Nominees:

dOUGLAS e. bROOKS
Age	65
Occupation	Private Investor, Board Member and Special Advisor
Experience

Douglas Brooks is a private investor who most recently served as the CEO of Oasis Petroleum Inc. from 2020 until 2021 and has been serving as a Board Member of Chord Energy since 2020. As of March 28, 2024, Mr. Brooks serves as a special advisor to Covalence Investment Partners, an emerging investment vehicle focused on acquiring mature oil and gas properties in the continental United States. Prior to 2020, in addition to his occupation as a private investor, Mr. Brooks served as the President and CEO of Energy XXI Gulf Coast Inc., an offshore Gulf of Mexico exploration and production company, until the company was acquired by an affiliate of Cox Oil LLC, from 2017 to 2018; and as President and CEO of Yates Petroleum Corporation, a privately owned exploration and production company, which merged with EOG Resources, from 2015 to 2016. Mr. Brooks spent the first 24 years of his career with Marathon Oil Company, an independent energy company specializing in exploration and production, in roles of increasing responsibility, most recently serving as Director of upstream mergers and acquisitions and business development for the Western Hemisphere. From 2006 to 2012, Mr. Brooks built two private equity-sponsored firms focused on unconventional resource projects in the western United States. In 2012, he served as a Senior Vice President at Forest Oil Corporation, one of the oldest independent energy companies in the United States.

Since 2020, Mr. Brooks has served as a Board Member of Chord Energy, a hydrocarbon exploration and hydraulic fracturing company, serving on the Environmental, Social and Governance Committee, and previously serving on the Compensation and Human Resources Committee. He previously served as Chair of the Oasis Petroleum Inc. Board of Directors from 2020 to 2021; as a member of the Board of Directors of California Resources Corporation, an independent energy and carbon management company, from 2020 to 2023; as a member of the Board of Directors of Chaparral Energy, Inc., a private oil and natural gas company, from 2017 to 2020; as a member of the Board of Directors of Energy XXI Gulf Coast Inc., from 2017 to 2018; as a member of the Board of Directors of Yates Petroleum Corporation, from 2015 to 2016; as a member of the Board of Directors of Madalena Energy Inc. (now Centaurus Energy, Inc.) in Canada, an independent upstream oil and gas company, from 2014 to 2020; and as a member of the Board of Directors and CEO of Aurora Oil & Gas Limited, an oil and gas development and production company, until it merged with Baytex Energy Corp, from 2012 to 2014.

Mr. Brooks received a B.S. in Business Management from the University of Wyoming, Casper, and an MBA from Our Lady of the Lake University in Texas.

Skills & Qualifications	Mr. Brooks’ qualifications to serve as a director include his extensive board, industry and leadership experience across a variety of large companies in the exploration and production industry.
7

carrie m. fox
Age	40
Occupation	President and Chief Executive Officer of Driltek Inc.
Experience

Carrie M. Fox currently serves as President and Chief Executive Officer of Driltek Inc., a privately held global onshore and offshore upstream operations and decommissioning company. Ms. Fox founded Cygnet Resources, a real property investment company, in September 2020, that she continues to oversee. Previously, Ms. Fox served as the Vice President of Business Development for California Resources Corporation, a hydrocarbon exploration company, from 2014 to 2020; in multiple positions for Occidental Petroleum, a hydrocarbon exploration company, including Reservoir Management Team Leader, from 2012 to 2014; as Manager of California State Government Affairs from 2010 to 2012; and as a Reservoir and Production Engineer from 2006 to 2010.

Ms. Fox serves as a member of the Board of Directors of Civitas Recourses, a carbon neutral energy producer, which was previously known as Extraction Oil & Gas Inc. until it merged with Bonanza Creek Energy, where she is a member of its ESG Committee and the Nominating and Corporate Governance Committee. She also serves on the Board of Directors for Aera Energy LLC, the largest privately held E&P company in California, since 2023. Ms. Fox previously served as a member of the Board of Directors of Rice Acquisition Corporation II, a clean energy technology company, until it merged with NET Power, LLC in 2023, and was a member of the Audit Committee, the Compensation Committee and Chair of the Nominating and Corporate Governance Committee. She also previously served as a director for Elk Hills Power, LLC, an energy provider, from 2018 to 2020.

Ms. Fox holds a B.S. in Engineering from California Polytechnic State University, San Luis Obispo.

Skills & Qualifications	Ms. Fox’s qualifications to serve as a director include her extensive public company board experience, financial accounting experience and years of executive and management experience in the oil and gas industry.

Katherine l. minyard
Age	48
Occupation	Private Investor and Former Non-Executive Director
Experience

Katherine Lucas Minyard is currently a private investor and last served professionally as a non-executive director at Ovintiv Inc., an exploration and production company, from 2021 to 2023, and, from 2014 to 2021, as an Investment Principal and Partner at Cambiar Investors, a long-only, relative value-focused global asset manager, where she primarily covered international equities in the metals & mining, industrials, basic materials, energy, and utilities sectors. From 2005 to 2014, Ms. Minyard was a sell-side equity research analyst covering US integrated oils, major E&Ps, refiners, and Canadian oil producers, including serving as the lead analyst at J.P. Morgan, a multinational financial services firm and the largest bank in the US, from 2010 to 2014. She previously served as a project manager in the Energy Trading and Risk Management practice at Accenture, a professional services company, from 2001 to 2003, and a finance associate at Enron Corporation, an energy and commodities company, from 1999 to 2001. Ms. Minyard began her career as a business analyst at McKinsey & Company, a management consulting firm, where she served clients in several industries including energy.

Ms. Minyard received a BS in Applied Mathematics from Texas A&M University in 1996 and an MBA from INSEAD in 1999. She is also a CFA Charterholder.

Skills & Qualifications	Ms. Minyard’s qualifications to serve as a director include her public board experience and her extensive experience in leadership positions overseeing and analyzing energy sector investments, including those in US integrated oils, major E&Ps, refiners and Canadian oil producers.

We urge shareholders to vote “FOR” all of the Shareholder Nominees and to “WITHHOLD” on the Incumbent Company Directors using the GOLD proxy card.

8

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Shareholder Nominees will be considered an independent director of the Company under: (i) the Company’s Principles For Corporate Governance, as amended February 21, 2024; (ii) Section 303A.02(a) of NYSE Listed Company Manual; and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Listed Company Manual, however, a final determination as to the independence of the Shareholder Nominees will not be made until after their election and appointment to the Board.

Each of the Shareholder Nominees has entered into a nominee agreement pursuant to which Kimmeridge Energy Management Company, LLC has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting and to defend and indemnify such Shareholder Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each Shareholder Nominee received compensation in the amount of $50,000 following the submission of a notice of nomination (the “Nomination Notice”) for their election to the Board at the Annual Meeting by certain affiliates of Kimmeridge, and each Shareholder Nominee will receive an additional $50,000 upon the filing of this Proxy Statement (in preliminary form) with the SEC. The Shareholder Nominees will not receive any compensation from Kimmeridge or its affiliates for their services as directors of the Company if elected. If elected, the Shareholder Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

Each of the Shareholder Nominees has agreed to being named as a nominee in a proxy statement relating to the Annual Meeting and has confirmed his or her willingness to serve on the Board if elected. We do not expect that any of the Shareholder Nominees will be unable to stand for election, but, in the event that a Shareholder Nominee is unable to or for good cause will not serve, Kimmeridge has reserved the right in the Nomination Notice to further nominate, substitute or add additional persons for election to the Board. In the case of any of the foregoing, Kimmeridge will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominee and Kimmeridge will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and includes biographical and other information about such nominees required by the rules of the SEC. There can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such a reservation must separately comply with any advance notification requirements provided in the Company’s Second Amended and Restated Bylaws, dated October 31, 2022 (the “Bylaws”). The address for each of the Shareholder Nominees is c/o Kimmeridge Energy Management Company, LLC, 15 Little West 12th Street – 4th Floor, New York, New York 10014.

We are not soliciting proxies for, or asking for your consent to approve, any transaction involving the Company and a vote “FOR” the Shareholder Nominees is not a vote for any transaction involving the Company. However, we believe that your vote “FOR” the Shareholder Nominees could be seen as sending a signal to the Company to consider strategic transactions which may include a transaction with KTG.

Vote Required.

According to the Company’s Certificate of Incorporation and the Bylaws, directors will be elected by a plurality of the votes cast (meaning that the three director nominees who receive the highest number of shares voted “FOR” their election by the Company’s shareholders will be elected to the Board). “WITHHOLD” votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be counted for purposes of determining if there is quorum at the Annual Meeting. However, shares not voted “FOR” a particular director nominee as a result of a “WITHHOLD” vote will not be counted in that director nominee’s favor and will not otherwise affect the outcome of the election (except to the extent they otherwise reduce the number of shares voted “FOR” such director nominee).

We urge you to sign and return our GOLD proxy card. If you have already voted using the Company’s white proxy card, you have every right to change your vote by using the enclosed GOLD proxy card to vote again by phone or by Internet. We encourage all shareholders to submit their proxies electronically. If you do not have access to a touch-tone phone or the Internet, please sign, date and return the GOLD proxy card in the enclosed pre-paid envelope. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Saratoga Proxy Consulting LLC (“Saratoga”), at (212) 257-1311, or (888) 368-0379 (toll free) or by email at info@saratogaproxy.com.

We Recommend a Vote “FOR” all of the Shareholder Nominees and to “WITHHOLD” on the Incumbent Company Directors using the GOLD proxy card.
9

PROPOSAL 2: ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to cast a non-binding advisory vote on the compensation of the Company’s Named Executive Officers (“NEOs”). According to the Company’s Proxy Statement, this advisory vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the Company’s policies and practices in connection therewith. Shareholders are being asked to vote on the following resolution:

According to the Company’s Proxy Statement, the Company will request a non-binding, advisory vote on a resolution substantially in the following form:

“RESOLVED, that the shareholders of SilverBow approve, on an advisory basis, the compensation of SilverBow’s named executive officers, as described in Compensation Discussion and Analysis, the compensation tables and accompanying narrative disclosures of this proxy statement.”

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

We believe SBOW’s executive compensation program is deeply flawed and fails to properly align management incentives with long-term shareholder value creation. The short-term incentive plan assigns a 25% weighting, the highest across all categories, to vague “strategic goals”. For the 2023 compensation period, the South Texas Acquisition and related financing activities compromised shareholder interests by diluting equity holders and increasing leverage that primarily has served to boost management compensation. Additionally, according to the Company’s Proxy Statement, 20% of annual bonuses are tied to an opaque drilling and completion (D&C) rate of return metric, which lacks transparency on the underlying calculation methodology. This makes it difficult for shareholders to assess whether executives are truly being rewarded for capital-efficient development. Finally, we believe SBOW employs a problematic ESG multiplier that inflates bonuses based on rudimentary sustainability efforts like basic ESG reporting — an exceptionally low bar that rewards executives for table-stakes practices. The Board's continuation of these practices underscores the need for meaningful reform. Accordingly, we recommend that shareholders vote against SBOW’s executive compensation proposal at the upcoming annual meeting.

Vote Required.

According to the Bylaws and the Company’s Proxy Statement, the affirmative vote of the holders of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote on the proposal is required to approve Proposal 2. Abstentions will have the same effect as a vote “AGAINST” Proposal 2.

We Recommend a Vote “AGAINST” Proposal 2 using the GOLD proxy card.

10

PROPOSAL 3: FOURTH AMENDMENT TO THE COMPANY’S 2016 EQUITY INCENTIVE PLAN

The Company’s Proxy Statement asks shareholders to approve the Fourth Amendment to the Company’s 2016 Equity Incentive Plan (the “2016 Plan”), which, among other things, increases the number of shares available under the 2016 Plan by 725,000 shares According to the Company’s Proxy Statement, this Fourth Amendment to the 2016 Plan is necessary to ensure that there is an adequate number of shares available for issuance under the 2016 Plan for the Company’s compensation programs.

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

We make no recommendation with respect to Proposal 3.

Vote Required.

According to the Bylaws and the Company’s Proxy Statement, the affirmative vote of the holders of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote on Proposal 3 is required to approve Proposal 3. Abstentions will be considered as votes cast and will have the same effect as a vote “AGAINST” Proposal 3.

We make no recommendation on Proposal 3.

11

PROPOSAL 4: RATIFY BDO USA, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s Proxy Statement asks shareholders to ratify its selection of BDO USA, LLP to serve as the Company’s independent registered public accounting firm for fiscal year 2024. According to the Company’s Proxy Statement, the Audit Committee of the Board has the responsibility to select the Company’s independent registered public accounting firm, and so, if the selection is not ratified, the Audit Committee of the Board will consider whether it is appropriate to select another registered public accounting firm. We expect that even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during fiscal year 2024 if it determines that such a change would be in the best interests of the Company and its shareholders.

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

Vote Required.

According to the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote on Proposal 4, is required to approve this Proposal 4. Abstentions will be considered as votes cast and will have the same effect as votes “AGAINST” Proposal 4.

We Recommend a Vote “FOR” Proposal 4 using the GOLD proxy card.

12

PROPOSAL 5: DECLASSIFICATION OF THE BOARD

The Company’s Proxy Statement asks shareholders to approve an amendment to the Company’s Certificate of Incorporation to declassify the Board (the “Declassification Amendment”). According to the Company’s Proxy Statement, the Board has unanimously approved the Declassification Amendment and is recommending its adoption by the Company’s shareholders.

We are proponents of director accountability through annual elections of directors and believe that declassification of this Board is long-overdue. Although we support declassification, we note that the Board is only reactively putting this proposal to a shareholder vote following pressure from us, and that the Board opted to further entrench itself by delaying the effectiveness of this proposal so that the Board will not be fully declassified until 2027. The Board could have chosen to destagger immediately, with all directors up for election next year. Instead, it has chosen to delay another three years, which, in light of the Company’s poor governance history, is unfortunately not surprising. That said, and despite the fact that we believe the Board should commit to destaggering immediately, we nonetheless recommend shareholders vote “FOR” this Proposal 5, as a ‘phased-in’ declassification is better than no declassification.

Vote Required.

According to the Company’s Certificate of Incorporation, the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of at least 66 2/3% of the voting power of the shares outstanding as of the Record Date is required to adopt Proposal 5. Abstentions will have the effect of a vote “AGAINST” Proposal 5.

We Recommend a Vote “FOR” Proposal 5 using the GOLD proxy card.

13

PROPOSAL 6: MAJORITY VOTING STANDARD IN UNCONTESTED ELECTIONS OF DIRECTORS

The Company’s Proxy Statement asks shareholders to approve an amendment to the Company’s Certificate of Incorporation to implement a majority voting standard in uncontested election (the “Majority Voting Amendment”). According to the Company’s Proxy Statement, the Board has unanimously approved the Majority Voting Amendment and is recommending its adoption by the Company’s shareholders.

The following is the text of the proposal:

“To approve an amendment to the Certificate of Incorporation to adopt a majority voting standard in uncontested elections of directors.”

We encourage all shareholders to vote “FOR” the Majority Voting Amendment to ensure greater accountability for directors given the poor historical corporate governance practices of the Board.

Vote Required.

According to the Company’s Certificate of Incorporation, the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of at least 66 2/3% of the voting power of the shares outstanding as of the Record Date is required to adopt Proposal 6. Abstentions will have the effect of a vote “AGAINST” Proposal 6.

We Recommend a Vote “FOR” Proposal 6 using the GOLD proxy card.

14

PROPOSAL 7: ELIMINATION OF SUPERMAJORITY VOTING PROVISIONS

The Company’s Proxy Statement asks shareholders to approve an amendment to the Company’s Certificate of Incorporation, eliminating the “supermajority voting provisions” pertaining to amendments to the Company’s governing documents (the “Elimination of Supermajority Voting Provisions Amendment”). According to the Company’s Proxy Statement, the Board has unanimously approved the Elimination of Supermajority Voting Provisions Amendment and is recommending its adoption by the Company’s shareholders.

The following is the text of the proposal:

“To approve an amendment to the Certificate of Incorporation to eliminate supermajority voting provisions.”

We encourage all shareholders to vote “FOR” the Elimination of Supermajority Voting Provisions Amendment.

Vote Required.

According to the Company’s Certificate of Incorporation, the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of at least 66 2/3% of the voting power of the shares outstanding as of the Record Date is required to adopt Proposal 7. Abstentions will have the same effect of a vote “AGAINST” Proposal 7.

We Recommend a Vote “FOR” Proposal 7 using the GOLD proxy card.

15

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights as of the Record Date).  Pursuant to the Company’s Proxy Statement, the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

If you hold shares through a bank, broker or other custodian (referred to as shares held in “street name”), the custodian will provide you with a copy of the Proxy Statement and a GOLD voting instruction form. We encourage you to provide voting instructions so that your shares can be counted in the election of directors and the other matters to be considered at the Annual Meeting.

How do I vote my shares of Common Stock?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today via phone or Internet by following the directions on the enclosed GOLD proxy card or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote “FOR” all of the Shareholder Nominees. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them via phone or Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions by mailing them to Saratoga, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

IF YOU SUBMIT A VALIDLY EXECUTED GOLD PROXY CARD, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 1, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “FOR” ALL THE SHAREHOLDER NOMINEES AND “WITHHOLD” ON ALL THE INCUMBENT COMPANY DIRECTORS LISTED IN PROPOSAL 1. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 2, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “AGAINST” the advisory proposal on the compensation of the NEOs. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 3, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “ABSTAIN” ON THE APPROVAL OF the fourth amendment TO THE 2016 PLAN. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 4, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “FOR” THE RATIFICATION OF BDO USA, LLP AS THE COMPANY’S PUBLIC ACCOUNTING FIRM. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 5, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “FOR” the DECLASSIFICATION OF THE COMPANY’S BOARD TO PROVIDE FOR ANNUAL ELECTIONS OF ALL DIRECTORS. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 6, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “FOR” THE ADOPTION OF A MAJORITY VOTING STANDARD IN UNCONTESTED ELECTIONS OF DIRECTORS. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 7, THE GOLD PROXY CARD WILL BE VOTED AS FOLLOWS WITH RESPECT TO SUCH PROPOSAL: “FOR” THE ELIMINATION OF SUPERMAJORITY VOTING PROVISIONS pertaining to amendments to THE COMPANY’S GOVERNING DOCUMENTS. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE THREE (3) SHAREHOLDER NOMINEES, “WITHHOLD” ON THE INCUMBENT COMPANY DIRECTORS, “AGAINST” PROPOSAL 2, “ABSTAIN” ON PROPOSAL 3, “FOR” PROPOSAL 4, “FOR” PROPOSAL 5, “FOR” PROPOSAL 6 AND “FOR” PROPOSAL 7.

WHILE YOU MAY MARK INSTRUCTIONS WITH RESPECT TO ANY OR ALL OF THE NOMINEES LISTED IN PROPOSAL 1, YOU MAY MARK A VOTE “FOR” ONLY UP TO THREE NOMINEES IN TOTAL. IF YOU MARK A VOTE “FOR” WITH RESPECT TO FEWER THAN THREE NOMINEES, YOUR SHARES WILL BE VOTED “FOR” ONLY WITH RESPECT TO THOSE NOMINEES YOU HAVE SO MARKED. IF YOU MARK A VOTE “FOR” WITH RESPECT TO MORE THAN THREE NOMINEES, YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE INVALID AND WILL NOT BE COUNTED.

16

How should I vote on each Proposal?

Kimmeridge recommends that you vote your shares on the GOLD proxy card as follows:

“FOR” all of the Shareholder Nominees and “WITHHOLD” on the Incumbent Company Directors (Proposal 1);

“AGAINST” the advisory proposal on the compensation of the NEOs (Proposal 2);

We make no recommendation on the approval of the Fourth Amendment to the 2016 Plan (Proposal 3);

“FOR” the ratification of the selection of BDO USA, LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2024 (Proposal 4);

“FOR” the declassification of the Company’s Board to provide for annual elections of all directors (Proposal 5);

“FOR” the adoption of a majority voting standard in uncontested elections of directors (Proposal 6); and

“FOR” the elimination of supermajority voting provisions pertaining to amendments to the Company’s governing documents (Proposal 7).

How many shares must be present to hold the Annual Meeting?

According to the Company’s Proxy Statement, the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting, either represented by attendance at the meeting or represented by proxy, shall constitute a quorum at the Annual Meeting. According to the Company’s Proxy Statement, abstentions will be deemed “present” and therefore counted for purposes of determining whether a quorum is present. For information on the treatment of broker non-votes, if any, in connection with the Annual Meeting, please see the Company’s Proxy Statement.

What vote is needed to approve each Proposal?

•	Proposal 1 – Election of Directors. According to the Company’s Certificate of Incorporation and the Bylaws, directors will be elected by a plurality of the votes cast (meaning that the three director nominees who receive the highest number of shares voted “FOR” their election by the Company’s shareholders will be elected to the Board). “WITHHOLD” votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be counted for purposes of determining if there is quorum at the Annual Meeting. However, shares not voted “FOR” a particular director nominee as a result of a “WITHHOLD” vote will not be counted in that director nominee’s favor and will not otherwise affect the outcome of the election (except to the extent they otherwise reduce the number of shares voted “FOR” such director nominee).
•	Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation. According to the Bylaws and the Company’s Proxy Statement, the affirmative vote of the holders of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote on the proposal is required to approve Proposal 2. Abstentions will have the same effect as a vote “AGAINST” Proposal 2.
•	Proposal 3 – Fourth Amendment to the Company’s 2016 Equity Incentive Plan. According to the Bylaws and the Company’s Proxy Statement, the affirmative vote of the holders of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote on Proposal 3 is required to approve Proposal 3. Abstentions will be considered as votes cast and will have the same effect as a vote “AGAINST” Proposal 3.
•	Proposal 4 – Ratify BDO USA, LLP as the Company’s Independent Public Accounting Firm. According to the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote on Proposal 4, is required to approve this Proposal 4. Abstentions will be considered as votes cast and will have the same effect as votes “AGAINST” Proposal 4.

17

•	Proposal 5 – Declassification of the Board. According to the Company’s Certificate of Incorporation, the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of at least 66 2/3% of the voting power of the shares outstanding as of the Record Date is required to adopt Proposal 5. Abstentions will have the effect of a vote “AGAINST” Proposal 5.

•	Proposal 6 – Majority Voting Standard in Uncontested Elections of Directors. According to the Company’s Certificate of Incorporation, the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of at least 66 2/3% of the voting power of the shares outstanding as of the Record Date is required to adopt Proposal 6. Abstentions will have the effect of a vote “AGAINST” Proposal 6.

•	Proposal 7 – Elimination of Supermajority Voting Provisions. According to the Company’s Certificate of Incorporation, the Bylaws and the Company’s Proxy Statement, the affirmative vote of holders of at least 66 2/3% of the voting power of the shares outstanding as of the Record Date is required to adopt Proposal 7. Abstentions will have the same effect of a vote “AGAINST” Proposal 7.

PLEASE SUPPORT ALL THREE OF THE SHAREHOLDER NOMINEES BY SUBMITTING YOUR VOTE “FOR” ALL OF THE SHAREHOLDER NOMINEES ON THE GOLD PROXY CARD. PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “WITHHOLD” ON ALL THE INCUMBENT COMPANY DIRECTORS. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD (ONLY YOUR LATEST DATED PROXY CARD COUNTS).

18

What should I do if I receive a proxy card from the Company?

You will also be receiving proxy solicitation materials from SBOW, including a proxy statement and white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We do not endorse any of the Incumbent Company Directors and recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company. The Participants and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three nominees on the Participants’ enclosed GOLD proxy card or the Company’s proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless how you wish to vote. If you have already voted using the Company’s white proxy card, you have every right to change your vote by using the enclosed GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Saratoga. Shareholders may call (212) 257-1311 or (888) 368-0379 (toll free) or email at info.saratogaproxy.com.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	returning a later-dated proxy, either by voting via phone or Internet by following the instructions on the enclosed GOLD proxy card from the Participants, or by signing, dating and returning the enclosed GOLD proxy card from the Participants in the postage-paid envelope provided (the latest dated proxy is the only one that counts);

•	delivering a written revocation or a later-dated proxy for the Annual Meeting to Saratoga or to the secretary of the Company; or

•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted voting instructions or proxy card. You must have written authority from the record owner in the form of a “legal proxy” to vote your shares held in its name at the meeting. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Saratoga. Shareholders may call (212) 257-1311 or (888) 368-0379 (toll free) or email at info@saratogaproxy.com.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Saratoga Proxy Consulting LLC, 520 8th Avenue, 14th Floor, New York, New York 10018, so that we will be aware of all revocations.

19

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, phone, telegraph, Internet, in person or by advertisements. Kimmeridge will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Kimmeridge will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Kimmeridge will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Kimmeridge will also participate in the solicitation of proxies. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Kimmeridge has retained Saratoga to provide solicitation and advisory services in connection with this solicitation. Saratoga will be paid a fee not to exceed $[●] based upon the campaign services provided, as well as performance fees depending on whether any of the Shareholder Nominees are elected or appointed to the Board. In addition, Kimmeridge will reimburse Saratoga for certain documented, out-of-pocket fees and expenses and will indemnify Saratoga against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Saratoga will employ approximately 15 persons to solicit the Company’s shareholders as part of this solicitation. Saratoga does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies is being borne by Kimmeridge. Costs of this proxy solicitation are currently estimated to be approximately $[•]. We estimate that through the date hereof, Kimmeridge’s expenses in connection with this proxy solicitation are approximately $[•]. If successful, Kimmeridge may seek reimbursement of these costs from the Company. In the event that it decides to seek reimbursement of its expenses, Kimmeridge does not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of the three Shareholder Nominees, if all are elected, and six of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual and semi-annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or periodic report addressed to those shareholders.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please contact the Company’s transfer agent, American Stock Transfer & Trust Company (if you hold your shares “of record”) at 6201 15th Avenue, Brooklyn, New York 11219, help@astfinancial.com or 1-800-937-5449, or the broker, trustee or other nominee through which you hold your shares.

Because Kimmeridge has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Company will not be householding our proxy materials.

Where can I find additional information concerning SBOW?

Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2025 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company’s Proxy Statement to shareholders at least ten days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this Proxy Statement containing such disclosures at least ten days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in or excerpted from the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the Internet, free of charge, on the SEC’s website at http://www.sec.gov/.

20

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

Kimmeridge Energy Management Company, LLC
KEF Investments, LP
KEF Fund V Investments, LP
Benjamin Dell
Alexander Inkster
Neda Jafar
Denis Laloy
Noam Lockshin
Henry Makansi
Neil McMahon
Douglas E. Brooks
Carrie M. Fox
Katherine L. Minyard

[•], 2024

21

ANNEX I: INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by Kimmeridge Energy Management Company, LLC, a Delaware limited liability company (“KEMC” or “Kimmeridge”), KEF Investments, LP, a Delaware limited partnership (“KEF Investments”), KEF Fund V Investments, LP, a Delaware limited partnership (“KEF Fund V”), Benjamin Dell, a citizen of the United States of America (“Mr. Dell”), Alexander Inkster, a citizen of the United Kingdom (“Mr. Inkster”), Neda Jafar, a citizen of the United States of America (“Ms. Jafar”), Denis Laloy, a citizen of the United States of America (“Mr. Laloy”), Noam Lockshin, a citizen of the United States of America (“Mr. Lockshin”), Henry Makansi, a citizen of the Netherlands (“Mr. Makansi”), Neil McMahon, a citizen of the United Kingdom (“Mr. McMahon”, and together with Mr. Dell, Mr. Inkster, Ms. Jafar, Mr. Laloy, Mr. Lockshin and Mr. Makansi, the “Kimmeridge Principals”) and the Shareholder Nominees (collectively, the “Participants,” and each referred to individually as a “Participant”). The Kimmeridge Principals collectively control KEMC, the investment manager to the parents of KEF Investments and KEF Fund V (the Kimmeridge Principals, together with KEMC, KEF Investments and KEF Fund V, the “Kimmeridge Parties”).

As of the close of business on March 22, 2024, the Participants may be deemed to beneficially own, in the aggregate, 3,281,356 shares of Common Stock (including 200 shares of Common Stock held in record name, collectively, by KEF Investments and KEF Fund V), representing approximately 12.9% of the Company’s outstanding shares of Common Stock. The percentages used herein are based upon 25,523,808 shares of Common Stock outstanding as of March 22, 2024, as reported in the Company’s Proxy Statement, filed with the SEC on April 9, 2024.

Of the 3,281,356 shares of Common Stock beneficially owned in the aggregate by the Participants, 3,281,356 shares of Common Stock may be deemed to be beneficially owned by KEMC (including the 200 shares of Common Stock held in record name by KEF Investments and KEF Fund V) by virtue of it being the investment manager to the parents of KEF Investments and KEF Fund V and other funds and/or accounts.

Carrie Fox has a passive limited partnership interest in a fund managed by KEMC. Ms. Fox’s interest amounts to less than 1% of the total interests for such fund. For the avoidance of doubt, Ms. Fox’s limited interest in such fund affords her no beneficial ownership or authority or control with regards to such fund or its investments.

The address of the business office of Kimmeridge is 15 Little West 12th Street – 4th Floor, New York, New York 10014. The principal business of: (i) KEF Investments and KEF Fund V is to serve as investing subsidiaries of a private investment fund; (ii) Kimmeridge is to serve as the registered investment adviser upon whose registration KEF Investments and KEF Fund V rely; and (iii) each of Messrs. Dell, Inkster, Laloy, Lockshin, Makansi, McMahon and Ms. Jafar is to serve in their respective capacities as investment team members and managing members of KEMC. Each of the Shareholder Nominees is a United States citizen. The principal business addresses, along with the principal occupations, of each of the Shareholder Nominees are disclosed in the section titled “PROPOSAL 1: ELECTION OF DIRECTORS”.

Except as set forth in this Proxy Statement (including the Annexes): (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Shareholder Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Shareholder Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Shareholder Nominees nor any associate of a Shareholder Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

The Participants represent that they intend to, or are part of a group which intends to (i) deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the Shareholder Nominees at the Annual Meeting and (ii) solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Shareholder Nominees.

22

Cautionary Statement Regarding Forward-Looking Statements

This Proxy Solicitation does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Kimmeridge’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Kimmeridge that the future plans, estimates or expectations contemplated will ever be achieved.

Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions in the Company’s securities effected by any of the Participants during the past two years. Unless otherwise noted, all such transactions were effected on the open market.

COMMON STOCK

Kimmeridge Energy Management Company, LLC (via its control of KEF Investments, KEF Fund V and other affiliated entities)

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
3/7/2022	64,915	5/10/2022	58,290
3/8/2022	90,899	5/12/2022	35,661
3/9/2022	165,064	5/18/2022	173,355
3/10/2022	115,100	5/19/2022	10,819
3/11/2022	61,548	5/20/2022	62,500
3/14/2022	9,222	6/17/2022	100,000
4/4/2022	35,300	6/22/2022	365,400
4/5/2022	2,041	6/23/2022	530,151
4/7/2022	9,379	6/27/2022	28,327
4/12/2022	(50,000)	6/29/2022	100,000
4/13/2022	(12,000)	7/6/2022	342,892
4/14/2022	(150,000)	7/7/2022	600,000
4/14/2022	(10,967)	7/8/2022	278,378
4/18/2022	(200,000)	7/11/2022	300,000
4/18/2022	(45,109)
4/19/2022	(85,392)
5/9/2022	295,583

23

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR” all of the Shareholder Nominees by taking one of the following three steps:

●	VOTING VIA INTERNET by following the instructions on the enclosed GOLD proxy card or GOLD voting instruction form,

●	VOTING VIA PHONE by following the instructions on the enclosed GOLD proxy card or GOLD voting instruction form, or

●	SIGNING, DATING AND MAILING the enclosed GOLD proxy card or GOLD voting instruction form in the postage-paid envelope provided.

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free phone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD proxy card to be issued representing your shares. Please follow the simple instructions on the enclosed GOLD proxy card.

After voting the enclosed GOLD proxy card, DO NOT SIGN OR RETURN SBOW’S WHITE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a white proxy card to SBOW, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to SBOW by voting via the Internet or phone, following the instructions on the enclosed GOLD proxy card or by signing, dating and mailing the enclosed GOLD proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation to the Company, by delivering a later-dated proxy for the Annual Meeting to Saratoga or by voting by ballot in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares, please contact our proxy solicitor:

520 8th Avenue, 14th Floor

New York, New York 10018

(212) 257-1311

Shareholders call toll free at (888) 368-0379

info@saratogaproxy.com

24

PRELIMINARY COPY SUBJECT TO COMPLETION

PLEASE SUBMIT YOUR VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

SilverBow Resources, Inc.

GOLD Proxy Card for 2024 Annual Meeting of Shareholders Scheduled for May 21, 2024
(the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC, KEF INVESTMENTS, LP, KEF FUND V INVESTMENTS, LP, Benjamin Dell, Alexander Inkster, Neda Jafar, Denis Laloy, Noam Lockshin, Henry Makansi and Neil McMahon (COLLECTIVELY, THE “KIMMERIDGE PARTIES,” “WE” OR “US”) AND THE SHAREHOLDER NOMINEES NAMED IN PROPOSAL 1.

THE BOARD OF DIRECTORS (THE “BOARD”) OF SILVERBOW RESOURCES, INC. IS NOT SOLICITING THIS PROXY

G

The undersigned appoints each of Tamar Goldstein, John Ferguson and Eleazer Klein as attorneys and agents with full power of substitution, to vote all shares of stock of SilverBow Resources, Inc., a Delaware corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting scheduled to be held on May 21, 2024, at 10 a.m. (Central Time), including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to the Kimmeridge Parties a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

IF YOU SUBMIT A VALIDLY EXECUTED GOLD PROXY CARD, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE THREE (3) SHAREHOLDER NOMINEES, “WITHHOLD” ON THE INCUMBENT COMPANY DIRECTORS, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 4, “FOR” PROPOSAL 5, “FOR” PROPOSAL 6 AND “FOR” PROPOSAL 7. IF YOU DO NOT INDICATE AN INSTRUCTION WITH RESPECT TO PROPOSAL 3, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH PROPOSAL.

WHILE YOU MAY MARK INSTRUCTIONS WITH RESPECT TO ANY OR ALL OF THE SHAREHOLDER NOMINEES LISTED IN PROPOSAL 1, YOU MAY MARK A VOTE “FOR” ONLY UP TO THREE NOMINEES IN TOTAL. IF YOU MARK A VOTE “FOR” WITH RESPECT TO FEWER THAN THREE NOMINEES, YOUR SHARES WILL BE VOTED “FOR” ONLY WITH RESPECT TO THOSE NOMINEES YOU HAVE SO MARKED. IF YOU MARK A VOTE “FOR” WITH RESPECT TO MORE THAN THREE NOMINEES, YOUR VOTES ON PROPOSAL 1 REGARDING NOMINEES WILL BE INVALID AND WILL NOT BE COUNTED.

O
L
D

P
R
O
X
Y

TO VOTE BY MAIL, PLEASE SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of SilverBow

Resources, Inc. common stock for the upcoming Annual Meeting of

Shareholders.

YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:

Submit your proxy by Internet

Please access [•] (please note you must type an “s” after “http”). Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below.

Submit your proxy by Telephone
Please call toll-free in the U.S. or Canada at [•] on a touch-tone telephone. You will be required to provide the unique control number printed below.

CONTROL NUMBER

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned the GOLD proxy card.

Submit your proxy by Mail
Please complete, sign, date and return the GOLD proxy card in the envelope provided to: [ADDRESS]

6TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED6

X	Please mark vote as in this sample

Proposal 1 – Election of directors for a term ending as of the 2027 annual meeting of stockholders or until their successors are duly elected and qualified. Vote “FOR” up to three (3) nominees in total. If you vote “for” less than 3 nominees, your shares will only be voted for those nominees you have marked. If you vote “FOR” more than 3 nominees, your votes on Proposal 1 will become invalid and will not be counted.

Kimmeridge recommends you vote “FOR” all of the Shareholder Nominees.

SHAREHOLDER NOMINEES	FOR	WITHHOLD
Douglas E. Brooks	☐	☐
Carrie M. Fox	☐	☐
Katherine L. Minyard	☐	☐

Kimmeridge recommends you vote “WITHHOLD” on the Incumbent Company Directors.

INCUMBENT COMPANY DIRECTORS	FOR	WITHHOLD
Gabriel L. Ellisor	☐	☐
Kathleen McAllister	☐	☐
Charles W. Wampler	☐	☐

Kimmeridge recommends you vote “AGAINST” Proposal 2.

	FOR	AGAINST	ABSTAIN
Proposal 2 – To approve, on a nonbinding advisory basis, the compensation of the Company’s named executive officers.	☐	☐	☐
Kimmeridge makes no recommendation on Proposal 3.

	FOR	AGAINST	ABSTAIN
Proposal 3 – To approve the Fourth Amendment to the Company’s 2016 Equity Incentive Plan.	☐	☐	☐

Kimmeridge recommends you vote “FOR” Proposal 4.

	FOR	AGAINST	ABSTAIN
Proposal 4 - To ratify the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for fiscal year 2024.	☐	☐	☐

Kimmeridge recommends you vote “FOR” Proposal 5.

	FOR	AGAINST	ABSTAIN
Proposal 5 – To approve an amendment to the Company’s Certificate of Incorporation to declassify the Board and provide for the annual election of all directors.	☐	☐	☐

Kimmeridge recommends you vote “FOR” Proposal 6.

	FOR	AGAINST	ABSTAIN
Proposal 6 – To approve an amendment to the Company’s Certificate of Incorporation to adopt a majority voting standard in uncontested elections of directors.	☐	☐	☐

Kimmeridge recommends you vote “FOR” Proposal 7.

	FOR	AGAINST	ABSTAIN
Proposal 7 – To approve an amendment to the Company’s Certificate of Incorporation to eliminate supermajority voting provisions.	☐	☐	☐

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE

ONLY VALID IF SIGNED. Please sign EXACTLY as name appears hereon. If more than one owner, each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Date:__________________________

Signature

Signature (if jointly held)

Title(s)